Exhibit 12.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,362	$1,394	$503	$1,364	$977
Fixed charges as defined	361	385	392	343	332
Capitalized interest	—	—	—	—	(4)

Total earnings, as defined	$1,723	$1,779	$895	$1,707	$1,305

Fixed charges, as defined:
Interest charges	$346	$368	$376	$330	$320
Rental interest factor	15	17	16	13	12

Total fixed charges, as defined	$361	$385	$392	$343	$332

Ratio of Earnings to Fixed Charges	4.77	4.62	2.28	4.98	3.93